MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

T A B L E   O F   C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2007. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of September 21, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates Inferred Resources

The following sections use the term ‘inferred resources’. The Company advises investors that while that term is recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize it. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

1.2.1      Summary

Farallon is a mineral exploration company with its head office in Vancouver, British Columbia, Canada, that is focused on the exploration and development of the G-9 polymetallic (zinc, copper, lead, gold and silver) deposit at the Campo Morado property in Guerrero State, Mexico.

Drilling, metallurgical testing and mine planning activities have been directed toward G-9 since its discovery in June 2005. This work has revealed the following:

  Inferred mineral resources of 5.57 million tonnes grading 2.8 g/t gold, 186 g/t silver, 1.3% copper, 1.0% lead and 7.3% zinc at a 2% zinc cut-off were estimated for the deposit at November 2006.

  The deposit contains several zones. One of these, the Southeast Zone, is particularly high grade and is the current target for initial mine development.

  The mineralization within the deposit can be treated by flotation, a low cost conventional treatment process.

The 2007 program ending June 30, 2007 had two main objectives: to expand and upgrade the mineral resources and to advance the project toward production by July 2008. Both objectives were successfully

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

achieved. Drilling in 2007 continued to expand the G-9 deposit, and resulted in the discovery of a new zone. Mine planning and design, as well as equipment acquisition and site preparation activities were advanced. In addition, several permitting milestones were met.

  On April 22, 2007, Farallon received its primary mine permit or MIA (Manifestación de Impacto Ambiental) required for full mine and mill construction and operation of its G-9 project at Campo Morado, Guerrero State, Mexico. The approvals come with the requirement to comply with certain permit conditions on an ongoing basis.

  On June 6, 2007, the Company announced that it had received its Cambio de Uso Suelo (CUS) permit from the Mexican Mining Authorities. This now completes the necessary permit requirements for mine and mill construction work to commence at the G-9 deposit.

  Other necessary approvals for other key elements necessary to bring a mine into production, such as the design and construction of a high voltage transmission line MIA, are also in progress.

  In addition, agreements with the municipality of Arcelia are in place that allow for construction of the mine access road and routing of the transmission line to the project.

Key corporate changes have also been implemented.

•

In April 2007, four independent directors were appointed to the Company’s Board. Terry Lyons, B. Sc., MBA, William E. Stanley, P.Eng., CMC, Gordon D. Ulrich, P.Eng., MBA, and Michael G. Weedon, BA, MBA, join Barry Coughlan, BA, to establish a complement of five independent directors. Concurrently with these appointments, Robert Dickinson and Scott Cousens retired from the Board. Their efforts in helping to build the Board are appreciated. Other members of the Board include Ronald Thiessen, Chairman; Dick Whittington, President and CEO; Jeffrey Mason, Chief Financial Officer; and David Copeland.

Access to investors in the United States has been significantly enhanced.

•	In early August, the Company made several key appointments to establish the team for ongoing development of a mine at G-9.

o

John Rice is the newly appointed General Manager, Project Construction, with primary responsibility for management of all surface construction activities at site and, in particular, the engineering, procurement and construction management (“EPCM”) activities of M3 Engineering.

o

Dan Kilby was appointed General Manager, Project Development and Exploration, responsible for all of Farallon's project development work, including the underground decline currently underway and all related surface activities. He will also continue to direct the Company's exploration efforts.

	o	Jorge Villasenor was appointed General Manager, Mexico, with ongoing responsibility for all in-country activities including all community and government relations and

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

providing support for the G-9 construction in the areas of legal, accounting and permitting.

o

Axxent Engineering Ltd., a Project Management and Engineering firm located in Surrey, British Columbia, has been retained by the Company to provide Project Management services both at Campo Morado and in Tucson, Arizona where plant design work is underway.

•	In early August 2007, the Company commenced trading in the United States on the Over-the- Counter Bulletin Board under the symbol “FRLLF”.

1.2.2      Financings

Farallon completed a private placement financing with gross proceeds of $6.7 million (Cdn$7.5 million) in November 2006 and a public equity offering of gross proceeds of $69 million (Cdn$80 million).

For further information, please refer to section 1.6 Liquidity.

1.2.3      Property Activities

Drilling

In the 2007 fiscal year, 75 holes, totaling approximately 32,820 metres, were drilled. Of these, 30 exploration drill holes were completed or in progress, totaling approximately 14,690 metres, all drilled at G-9. Since June 30, 2007, another 30 holes, totaling approximately 11,660 metres, have been drilled.

The most important results from drilling are the expansion of the deposit in the high grade Southeast zone, and the discovery of a new sulphide lens to the northeast, and north of the San Raphael Fault. In addition, drilling has revealed concentrations of higher precious metals grades within the deposit.

Highlights of the drill holes results disclosed since the last quarterly report are tabulated below:

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
607	542.80	550.80	8.00	7.25	26.2	2.54	212	1.16	2.27
608	527.10	536.02	8.92	8.83	29.3	2.03	148	0.85	0.94
615	556.10	566.60	10.50	8.81	34.4	1.58	172	1.51	2.43
620	570.68	574.90	4.22	4.16	7.69	1025	1.28	1.74	10.14
623	568.40	577.12	8.72	8.03	2.58	165	1.37	1.01	11.40
628	331.40	350.70	19.30	19.30	10.37	594	1.38	3.79	11.97
633	382.70	393.60	10.90	10.24	1.34	91	2.80	0.74	15.59
634	444.09	451.00	6.91	6.04	1.82	157	2.45	2.91	23.47
634	477.00	488.00	11.00	9.62	12.24	731	0.33	3.06	5.39
636	371.80	389.80	18.00	16.04	2.80	231	2.71	0.72	27.52
639	325.50	335.70	10.20	10.16	2.03	234	2.61	2.51	19.08
642	327.40	333.30	5.90	5.81	0.89	167	3.25	0.88	21.78

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

Grade and tonnage increases indicated for Southeast zone

Holes 633 and 636 are approximately 25 metres from hole 420 – the G-9 discovery hole - and add to the grade and tonnage in the Southeast zone – the area where initial mining is expected to commence.

Hole 634 is approximately 40 metres from hole 498 that had two significant intersections - 16.8 metres of 21.3% zinc and 1.93% copper and 4.4 metres of 16.0 grams of gold and 682 grams of silver - and successfully extends the southern portion of the Southeast zone. Hole 639 extends the western portion of the Southeast zone and is approximately 50 metres from hole 598 that intersected 8.7 metres of 24.3% zinc and 1.52% copper. Hole 642 is a step-out from hole 639, further extending this portion of the Southeast zone.

Tonnage increase indicated in area north of San Raphael fault

Holes 607 and 608 are on a 50 metre sectional step-out from the holes 596 and 599. Hole 615 is a further 50 metre step-out from holes 607 and 608. The massive sulphide horizon intersected in Holes 607, 608 and 615 is the same as that intersected in Holes 596 and 599. Holes 620 and 623 are step-outs to the southeast from holes 607, 608 and 615. The massive sulphide horizon intersected in Holes 620 and 623 is the same as that intersected in other holes north of the San Raphael fault. These holes show that the new zone is expanding. They also show that there is excellent potential for additional discoveries of G-9 type mineralization north of the San Raphael fault.

Material with higher precious metals grades

There are localised concentrations of higher grade precious metals at G-9. The deeper intersection in Hole 634 may extend the deeper high grade gold and silver intersection discovered in hole 498. Similarly, holes 486 and 510 were drilled close together, as were holes 628 and 467. The high grade precious metal intercepts of these holes, given below, provide initial evidence of this new trend.

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
486	551.30	559.30	8.00	7.80	45.89	1555	0.29	1.34	2.46
510	582.00	585.00	3.00	2.90	34.95	1930	0.70	2.86	5.78

628	341.40	345.40	4.00	4.00	32.75	1488	0.28	3.03	2.99
467	328.05	331.05	3.00	2.76	10.94	997	1.29	15.50	8.30

634	481.00	485.00	4.00	3.50	14.69	861	0.34	3.68	5.01
498	468.90	473.30	4.40	3.80	15.99	682	0.33	3.42	5.73

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

Metallurgy

In April 2007, positive results were received from the phase four flotation test programs conducted on the G-9 deposit. The phase four tests were conducted exclusively on samples of high grade (15.5% zinc and 2.3% copper) mineralization from the Southeast zone that would provide a high grade starter zone to be mined and milled during the first two to three years of operation at G-9.

Two marketable concentrates were produced from representative samples of the Southeast zone. The samples were derived from drill holes 576, 578 and 580. Twenty four individual intercept samples were taken from these three holes. The samples were crushed, screened and homogenized and combined into a single composite sample. Two representative sub-samples were taken from the composite. The samples were prepared by ALS Chemex in Guadalajara, Jalisco, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

Test results indicate that a zinc concentrate grade of 54% Zn can be achieved with a 94% zinc recovery. Similarly, a copper concentrate grade of 24% Cu can be produced with an 84% copper recovery. No lead concentrate was produced from these tests due to the low lead feed grade. The zinc recoveries are materially improved from previous results. In addition, the marketability of the higher copper concentrate grade and the benefits of the improved copper recovery will also materially improve G-9's overall project economics.

The phase four testwork also examined the effects of flotation feed grinds and concentrate regrinds on metallurgical performance. The table below shows the grinds that were applied in the locked cycle tests.

Product Grinds for Locked Cycle Tests - High Grade and Average Grade Mineralization P80 microns
Product	High Grade	Average grade
Flotation feed	87	36
Copper rougher concentrate	14	10
Zinc rougher concentrate	18	10

A comparison between the test results on the “high grade” mineralization and mineralization representing the "average" grade of the deposit is shown in the table above. The results indicate that significantly coarser grinds can be adopted for the high grade starter zone. The coarser grinds will now be incorporated into mill design for the initial years, resulting in both energy cost savings and improved concentrate settling and filtration characteristics.

The results both affirm and significantly improve upon the previously announced results from the first three phases of work. The information derived from these new tests fully supports the process design criteria, flowsheet design and reagent consumption estimates that are currently being used for detailed mill design.

Underground Access and Development

A 4.5 meter by 4.5 meters exploration decline is presently being excavated that will be approximately 1,400 meters in length at a slope of -8.3% from northwest of the G-9 deposit, and an additional 400

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

meters in two parallel 4.5 x 4.5 meter crosscuts complete with drill stations. Decline development began in August 2006, and is expected to be completed in the third quarter ending March 31, 2008.

The decline will provide access to the deposit and staging for underground infill drilling to be used for resource estimations and detailed mine planning. A 10,000-meter drilling program from underground is planned to outline mineralization in the measured and indicated categories. In the interim, additional drilling has been initiated from surface to assist with meeting these objectives.

The workings will also facilitate services of water pumping and ventilation. The exploration decline is sized as stated so that it can accommodate mine production at 1500 tonnes per day.

Mine engineering and planning is being conducted by McIntosh Engineering of Tempe, Arizona. Farallon and McIntosh are jointly carrying out procurement and management of all underground mine development activities, including the exploration decline.

Equipment Purchase and Procurement

In late April 2007, Farallon appointed M3 Engineering & Construction, Inc. (“M3”) of Tucson, Arizona as Construction Manager for all of the surface facilities. M3 is primarily responsible for engineering, procurement and construction management (“EPCM”) for all processing and auxiliary surface facilities required to support a 1500 tonnes per day mine and mill at G-9. In addition to mill construction activities, and infrastructure work (power line, plant site, bulk earthworks etc.), M3 will also conduct the required EPCM for the mine surface buildings, with input from Farallon and McIntosh Engineering.

Knight Piesold of Vancouver, B.C. is responsible for the engineering and design of the tailings storage facility and the water diversion/retention dam that is being planned to divert streamflows past the tailings facility, and to provide start-up water for the mill and to provide adequate water supplies for all other surface and underground mine activities. Knight Piesold is also responsible for construction management of the tailings storage facility and the water retention dam.

Community Engagement

Following up on its extensive socio-economic studies in 2006, Farallon is working with government and private training institutes to implement several education and training programs, with the objective of assisting people in the local communities to prepare for direct and indirect jobs related to mine development at G-9. These include:

  Partnering with the local government to initiate a Literacy and Basic Education program in the fall of 2006, with graduating classes in July and September 2007.

  Partnering with a federally certified training institution to certify personnel that have a skill set due to on the job training at the project, and to build a skills development program to strengthen the manpower available at the local level. A pilot program with current employees began during fiscal 2007. Introduction of a community skills program expected to be implemented September 21, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

  Partnering with another training institute to develop a job specific training program for underground miners. This program is scheduled for implementation November 2007.

  Integrated committee community meetings with the five satellite communities completed and formalized. Planning and training of committee members is scheduled from October - December 2007.

The Company holds ongoing community information sessions to discuss topics such as the environment, what a modern mining operation looks like, and what jobs and training opportunities might be available.

1.2.4      Activities during the fiscal year

The following activities occurred during the year ended June 30, 2007:

(i)	advancement of exploration and resource expansion objectives, including:

	a.	completion of approximately 32,820 metres of surface drilling in 75 holes, all but one were drilled at G-9 deposit;

	b.	completion of a new resource estimate for G-9 deposit in November 2006;

	c.	completion of additional surface drilling the estimate indicates expansion of the G-9 deposit, in particular, the high grade Southeast zone, and discovery of a new zone.

(ii)	initiation of the development of an underground access decline in August 2006. At August 2007, the decline had been advanced 302 metres and the ventilation crosscut had been advanced to 150 metres.

(iii)	advancement of project planning in all key areas, focusing on G-9 and including;

	d.	completion of four phases of metallurgical testing and detailed mill design;

	e.	award of EPCM contract and purchase of fully autogenous mill;

	f.	bringing management and operation of the underground development program in- house;

	g.	acquisition of mine permit;

	h.	initiation of education enhancement and planning and implementation of training programs for employees, and members of local communities for direct and indirect employment associated with the project;

(iv)	completion of two financings; and

(v)	ongoing office, general management and community engagement activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.2.5      Legal

(a)            Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling has been appealed by Mr. Hermiston and a new ruling is expected this year.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

(b)            Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

In January 2007, Farallon’s legal representatives advised the Company that as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

This now concludes the criminal action by Wiltz Investment, S.A. The Public Prosecutor has ruled on it three times and, in each instance, has found that there is no basis for the allegations included in the Wiltz action. On two previous occasions – August 2005 and March 2006 – the Public Prosecutor similarly found that there was no basis for the allegations made by Wiltz. This latest ruling has been fully ratified and is definitive.

1.2.6      Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004, US$0.62/lb in 2005 and US$1.47/lb in 2006. Zinc has continued to increase in 2007, averaging US$1.58/lb to mid September. Lead prices averaged US$0.40/lb in 2004, US$0.43/lb in 2005 and US$0.60/lb in 2006. Lead prices have also increased in 2007, averaging US$1.03/lb to mid September.

Copper averaged US$1.30/lb in 2004, US$1.59/lb in 2005 and US$3.03/lb in 2006. The copper price decreased in early 2007, but has been rising since mid February, averaging US$3.17/lb to mid September.

The gold price averaged US$410/oz in 2004, US$445/oz in 2005 and US$604/oz in 2006. Gold prices decreased in late 2006 and early 2007, but have rebounded since mid January to average US$662/oz to mid September. The silver price averaged US$6.69/oz in 2004, US$7.32/oz in 2005 and US$11.55/oz in 2006. Silver prices have followed gold; rebounding to average US$13.09/oz to mid September 2007.

The outlook for all these metals remains favourable in the immediate term. The Company continues to monitor long term metal price forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.3            Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2007, 2006, and 2005 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2007	2006	2005
Current assets	$62,277	$6,251	$14,649
Mineral properties	8,963	8,963	8,963
Other assets	4,633	302	384
Total assets	75,873	15,516	23,996

Current liabilities	4,488	684	722
Other liabilities	51	–	–
Shareholders’ equity	71,334	14,832	23,274
Total liabilities and shareholders’ equity	75,873	15,516	23,996

Working capital	57,789	5,567	13,927

Expenses (income)
Exploration	14,651	8,977	8,752
Conference and travel	583	416	207
Foreign exchange	(3,670)	(813)	(19)
Interest expense	5	7	–
Interest and other income	(1,533)	(313)	(269)
Legal, accounting and audit	1,755	858	1,242
Office and administration	2,248	1,628	1,128
Shareholder communications	320	663	621
Stock-based compensation - exploration	905	387	366
Stock-based compensation - office and administration	1,597	647	406
Loss before the under noted	16,861	12,457	12,434
Gain on sale of equipment	–	–	(3)
Loss for the year	16,861	12,457	12,431

Basic and diluted loss per share	$0.10	$0.12	$0.15

Weighted average number of
common shares outstanding	172,363,147	102,328,852	80,437,034

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.4            Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2007	2007	2006	2006	2006	2006	2005	2005
Current assets	$62,277	$66,433	$20,031	$2,264	$6,251	$8,788	$11,293	$12,059
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	4,633	915	924	867	302	339	331	369
Total assets	75,873	76,311	29,918	12,094	15,516	18,090	20,587	21,391

Current liabilities	4,488	1,125	864	897	684	762	461	553
Other liabilities	51	–	–	–	–	–	–	–
Shareholders’ equity	71,334	75,186	29,054	11,197	14,832	17,328	20,126	20,838
Total liabilities and equity	75,873	76,311	29,918	12,094	15,516	18,090	20,587	21,391

Working capital	57,789	65,308	19,167	1,367	5,567	8,026	10,832	11,505

Expenses (income)
Exploration	6,670	3,421	1,829	2,731	2,332	2,428	1,774	2,443
Conference and travel	125	115	234	109	125	70	165	56
Foreign exchange loss (gain)	(3,602)	(287)	221	(1)	(41)	(179)	8	(601)
Interest expense	–	–	5	–	7	–	–	–
Interest income	(676)	(767)	(55)	(35)	(83)	(79)	(71)	(80)
Legal, accounting and audit	571	367	528	289	350	187	195	126
Office and administration	743	533	488	483	337	377	416	498
Shareholder communications	93	58	111	58	51	58	527	27
Stock-based compensation	1,944	142	465	(49)	458	81	12	483
Loss for the period	5,868	3,582	3,826	3,585	3,536	2,943	3,026	2,952

Basic and diluted loss per
share	$0.02	$0.02	$0.03	$0.03	$0.03	$0.03	$0.03	$0.03

Weighted average number of
common shares outstanding
(thousands)	284,608	180,646	119,776	105,822	105,294	104,807	99,362	99,309

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.5            Results of Operations

Loss for the year ended June 30, 2007 increased to $16,860,860 from $12,457,013 in the same period of the previous fiscal year. The increase is due principally to increased exploration and development activities at the Campo Morado property with the ongoing development at the Company’s G9 deposit.

Expenses, excluding stock-based compensation, foreign exchange, and interest income increased to $19,561,620 from $12,549,830 in the same period of the previous fiscal year.

Exploration expenses for the year ended June 30, 2007, excluding stock-based compensation, increased to $14,650,727 from $8,976,730 in the year ended June 30, 2006. The main exploration expenditures incurred during the period were drilling (2007 – $2,699,378; 2006 – $3,309,505), engineering (2007 – $1,580,630; 2006 – $2,488,725); geological (2007 – $1,149,927; 2006 – $1,117,627), site activities (2007 – $2,156,702; 2006 – $1,433,551), and G9 expenditures (2007 – $6,181,487; 2006 – $nil). The Company is currently focused on the development of a mine on the G9 deposit (“G9 mine”) with expenditures on the decline, the access road, and development of the process plant. The Company has in addition paid approximately $2.2 million to vendors in advance for the supply of goods and services for the project which have been recorded as prepaid expenditures. Exploration expenditures during the year were also focused on resource expansion objectives (refer 1.2.4)

Interest income increased to $1,533,056 for the year ended June 30, 2007 from $313,389 in fiscal 2006 due to higher average cash balances held by the Company.

Legal, accounting and audit expenses increased to $1,755,011 for the twelve months ended June 30, 2007 compared to $858,372 for the previous year, primarily due to an increase in professional fees associated with the Company’s financing activities and fees paid to legal advisors in the current period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $600,000 (2006 – $900,000) in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unfavorable judgment as the Company desires to bring a successful conclusion to all outstanding litigation. Office and administration costs increased to $2,247,347 compared to $1,628,325 in the comparable period for fiscal 2006. This is due to an increase in the number of personnel resources.

Foreign exchange gain increased to $3,669,903 for the year ended June 30, 2007 compared to $812,696 in the previous year, due to the Canadian dollar rising vis-à-vis the US dollar. The Company had held most of its funds in Canadian dollars until the last quarter when the Company converted approximately half its cash into US dollars in anticipation of future payments to vendors working on the development of G9.

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results, changes in metal prices or market conditions.

At June 30, 2007, the Company had working capital of approximately $57.8 million of which $58.1 million is cash and equivalents invested in business and current accounts with ScotiaBank, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments. This together with the planned debt financing described below is sufficient to fund its known commitments and operating plans over the balance of the fiscal year ending June 30, 2008. During the year the Company completed two equity and one debt financing as described below.

Private placement financing, November 2006

In November 2006, the Company completed a private placement financing of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008. The Company incurred share issue costs of approximately $375,000 for net proceeds of approximately $6,300,000.

Prospectus Financing, December 2006

In December 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 for 24 months subject to acceleration under certain conditions.

The Company paid the agents a commission of $4.1 million (Cdn$4.8 million) and all of the agents’ expenses. The agents also received 9.6 million compensation options (“Warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008. The Warrants have been recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

Debt Financing Arrangement, March 2007

In connection with the December 2006 financing, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development and construction of the G9 mine at Campo Morado. The package comprises an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company has paid approximately $900,000 in fees relating to the financing. The Company is currently in the process of finalizing the terms of the debt financing package.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

The Company currently has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately $900,000. During the year ended June 30, 2007, the Company paid $300,000 in respect of this commitment.

Other than described below in 1.7 Capital Resources, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At June 30, 2007, Farallon had working capital of approximately $57.8 million, as compared to $5.6 million at June 30, 2006. The Company has no long term debt.

In March 2007, the Company announced that it had confirmed fixed price purchase orders for approximately US$10 million for capital equipment required for the process plant planned at the G9 mine. The orders, with specific delivery dates, represent approximately 45% of the total estimated value of all process equipment required for the 1,500 tonnes per day mill to be developed for the G9 mine. The financing of this equipment would be through existing resources however, the Company is arranging a debt financing arrangement as part of the release conditions (refer 1.6) which amongst other conditions, provides a bridging loan facility that will be secured by mobile and fixed assets including those mentioned previously, and is subject to a final agreement with the financier in the normal course.

At June 30, 2007, the Company had 284.7 million common shares issued and outstanding.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the year ended June 30, 2007, the Company paid HDI $4,833,727 for these services, as compared to $3,936,758 in the comparable period of fiscal 2006. This increase is due to the additional services provided by HDI associated with the G9 mine development activity as described in 1.2.3.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.10            Fourth Quarter

Loss for the quarter ended June 30, 2007, increased to $5,867,464 from $3,537,688 in the comparable quarter of the prior year due to G9 mine expenditures, legal costs, and office and administration expenses. This was offset by increased interest income of $676,670 (2006 – $82,915) and exchange gains of $3,601,457 (2006 – $40,244) in the quarter due to higher cash balances on hand and the increase in value of its Canadian denominated funds as a consequence of the Canadian dollar rising vis-à-vis the US dollar. Exploration expenses for the quarter ended June 30, 2007, increased to $6,669,103 from $2,331,664 in the same quarter of the prior year as a result of the G9 mine development activities including work being performed on the decline and the process plant to be constructed.

1.11            Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

The Company is currently in the process of finalizing in the normal course a debt financing agreement as described in 1.6 Liquidity.

1.12            Critical Accounting Estimates

The Company's accounting policies are presented in notes 1 and 2 of the Company’s consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13            Changes in Accounting Policies including Initial Adoption

None.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1       Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.15.2       Disclosure of Outstanding Share Data

The following details the share capital structure as at September 21, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				287,900,318
		Cdn $
Share purchase options	September 28, 2007	$ 0.58	1,320,000
	February 29, 2008	$ 0.74	180,000
	March 31, 2009	$ 0.80	964,000
	March 31, 2009	$ 0.89	40,000
	March 31, 2009	$ 0.63	579,000
	May 31, 2009	$ 0.63	50,000
	August 24, 2009	$ 0.63	1,232,500
	March 31, 2011	$ 1.00	2,450,000
	March 31, 2012	$ 0.63	3,770,000	10,585,500

Warrants	November 17, 2008	$ 0.60	15,953,350
	December 21, 2008	$ 0.50	9,600,000
	December 21, 2008	$ 0.70	79,945,000	105,498,350

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2007

1.15.3      Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the year ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the year ended June 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The Company is in the process of arranging a debt financing package for the development and construction of the G9 mine at Campo Morado. There can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.